FILTRONA

Filtrona plc

1 September 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 July 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V. Ward

Victoria Ward
Personal Assistant

dlw 9/30

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____________	
3. Full name of person(s) subject to notification obligation:	Pennant Windward Master Fund L.P.
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	3 August 2009
6. Date on which issuer notified:	5 August 2009
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary	10,160,290	10,160,290	10,323,290	10,323,290		5.02%	

File No: 82-34882

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
10,323,290	5.02%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone name:	Patricia Kendall 01908 359100

File No: 82-34882

Financial Services Authority

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04 August 2009
6. Date on which issuer notified:	05 August 2009
7. Threshold(s) that is/are crossed or reached:	See item 13
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	15,506,910	15,506,910	15,528,583	15,528,583		7.55%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,528,583	7.55

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Prudential plc (parent Company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:	
10. Name of the proxy holder:	N/a
11. Number of voting rights proxy holder will cease to hold:	N/a
12. Date on which proxy holder will cease to hold voting rights:	N/a

13. Additional information:	As per 5.1.2 the non exempt holdings for Prudential plc have crossed 3% triggering this notification

14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

File No. 82-34882

FILTRONA

27 August 2009

Filtrona plc

Results for the Half Year ended 30 June 2009

Filtrona plc ("Filtrona"), the international, market leading, speciality plastic and fibre products supplier, today announces its results for the half year ended 30 June 2009.

Half Year ended 30 June (Continuing operations)	2009	2008	% change	% change at constant exchange rates
Revenue	£227.7m	£216.1m	5.4%	(7.3%)
Adjusted operating profit[1]	£29.6m	£29.6m	-	(15.7%)
Adjusted profit before tax[1]	£25.3m	£26.4m	(4.2%)	
Adjusted earnings per share[1]	8.1p	8.6p	(5.8%)	
Operating cash flow[2]	£30.7m	£20.7m	48.3%	
Interim dividend per share	2.70p	2.70p	-	
Operating profit	£22.8m	£28.7m	(20.6%)	
Profit before tax	£18.5m	£25.5m	(27.5%)	
Basic earnings per share	5.0p	8.3p	(39.8%)	

[1] Before intangible amortisation and major restructuring costs
[2] Adjusted operating profit before depreciation and share option expense less working capital movements less net capital expenditure

Highlights

- Revenue growth of 5.4% with adjusted operating profit[1] level with prior year, assisted by favourable foreign currency movements.
- Strong operating cash flow[2] of £30.7m, up 48.3%.
- Sustained focus on cash management and delivery of anticipated benefits from restructuring.
- Strong lead indicators in Protection and Finishing Products position it well for when industrial markets recover.
- Good performances in Coated and Security Products and Filter Products demonstrate the expected resilience of their end markets.
- Porous Technologies benefited from successful Lendell integration and new business wins offset by continued depressed demand in writing instruments and household products.
- Net debt significantly reduced to £119m, assisted by the sale of the North American Plastic Profile and Sheet business, with new debt facilities secured until April 2012.
- Interim dividend maintained at 2.70p per share.

Commenting on the results, Mark Harper, Chief Executive of Filtrona, said:

"As expected, conditions in a number of Filtrona's markets have been difficult in the first half of the year. Nevertheless, the Company has delivered encouraging results with particularly strong operating cash flows due to an acute focus on cash management and cost control, including an 8.2% headcount reduction in the past year.

"Current business trends indicate that market conditions have stabilised, although it is anticipated that the balance of 2009 will remain challenging. However, the Company's strong market positions, robust cash generation and tight cost control give the Board confidence that the Company will continue to demonstrate resilience and is well positioned to resume growth as demand recovers. As a result, the Board has decided to maintain the dividend at 2.70p."

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Andrew Lorenz
Steve Crummett, Group Finance Director	Sophie Kernon
Tel: 01908 359 100	Tel: 020 7269 7291

Presentation

1. A copy of these results is available on www.filtrona.com.
2. A webcast of today's analyst presentation of these results will be available on www.filtrona.com by 4pm today.

Cautionary forward-looking statement

These results contain forward-looking statements based on current expectations and assumptions. Various known and unknown risks, uncertainties and other factors may cause actual results to differ from any future results or developments expressed or implied from the forward-looking statements. Each forward-looking statement speaks only as of the date of this document. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notes to Editors

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier. Further information can be found on the website www.filtrona.com.

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 43 operating units in 14 countries serve a broad industrial base of 77,000 live customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities, based in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Porous Technologies
With locations in the US, Germany and China, the leading manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

27 August 2009

Filtrona plc

Results for the Half Year ended 30 June 2009

Half Year ended 30 June (Continuing operations)	2009	2008	% change	% change at constant exchange rates
Revenue	£227.7m	£216.1m	5.4%	(7.3%)
Adjusted operating profit[1]	£29.6m	£29.6m	-	(15.7%)
Adjusted profit before tax[1]	£25.3m	£26.4m	(4.2%)	
Adjusted earnings per share[1]	8.1p	8.6p	(5.8%)	
Operating cash flow[2]	£30.7m	£20.7m	48.3%	
Interim dividend per share	2.70p	2.70p	-	
Operating profit	£22.8m	£28.7m	(20.6%)	
Profit before tax	£18.5m	£25.5m	(27.5%)	
Basic earnings per share	5.0p	8.3p	(39.8%)	

[1] *Before intangible amortisation and major restructuring costs*
[2] *Adjusted operating profit before depreciation and share option expense less working capital movements less net capital expenditure*

All references to "prior period" relate to 1 January to 30 June 2008.

Group Performance Overview

During the six months ended 30 June 2009 ("the period"), Filtrona has performed in line with the Board's expectations and has delivered encouraging results in the context of the severe global recession.

Group revenue has increased by 5.4% over the period, down 7.3% at constant exchange rates. The principal drivers of the underlying revenue reduction were the Protection and Finishing Products and Porous Technologies divisions where the general slowdown in manufacturing in the developed economies and the reduction in discretionary consumer expenditure, respectively, have depressed demand. Revenue at constant exchange rates in Filter Products was up but marginally down in Coated and Security Products due to a reduction in revenue at the Enitor plastic extrusion business. The performance of the latter two divisions reflected the defensive characteristics of the relevant served markets generally and of the tobacco industry in particular.

During the period, exchange rate movements benefited revenue and operating profit compared to the prior period, primarily as a result of sterling's weakness against both the euro and the US dollar. The results also include a £0.8m half year contribution from Lendell which was acquired in October 2008 and is now fully integrated into the Porous Technologies division.

Operating profit before intangible amortisation and major restructuring costs was level with the prior period, at £29.6m. Coated and Security Products and Filter Products delivered encouraging operating profit growth, Porous Technologies was assisted by the Lendell acquisition, and Protection and Finishing Products suffered a £5.1m profit reduction driven by the loss of revenue in very difficult market conditions.

The Company's balance sheet was further strengthened, principally by robust operating cash generation and the net proceeds from the sale of the North American Plastic Profile and Sheet business. Operating cash flow increased by 48.3% to £30.7m with a strong operating profit to cash flow conversion ratio in all of the divisions due to effective control of working capital and capital expenditure. Net debt reduced from £182.1m to £118.9m in the period with exchange rate movements accounting for £7.7m of the reduction.

The Company continued to make progress in productivity improvements and necessary cost reduction actions were taken to mitigate as far as possible the impact of underlying revenue reductions. During the past 12 months, and excluding discontinued operations, total Company headcount reduced by 8.2% to 3,336 people. The Company's underlying cost base (defined as revenue, less material costs, less operating profit at constant exchange rates and adjusted for acquisitions and disposals) reduced in the period to £102m from £108m in the prior period.

The previously announced major restructuring programme is progressing as planned and a £5.1m charge is included and presented separately, on the basis of size and incidence, in these half year results. This charge relates primarily to the Filter Products restructuring at the Jarrow facility but also includes the transfer of manufacturing from Skiffy, Amsterdam to Moss, Kidlington in Protection and Finishing Products, and the closure of the Mold personal ID operation and its transfer to the Payne Security site at Banbury in Coated and Security Products.

As a result of the first half performance, allied to its confidence in Filtrona's future development, the Board has decided to maintain the interim dividend at 2.70 pence per share.

Operational Review

Protection and Finishing Products

Half Year ended 30 June	2009	2008	% change
Revenue	£49.1m	£57.5m	(14.6%)
Adjusted operating profit[1]	£8.3m	£13.4m	(38.1%)
Adjusted operating margin[1]	16.9%	23.3%	

[1] *Before intangible amortisation and major restructuring costs*

Protection and Finishing Products has experienced a challenging first half with revenue down 14.6% and down 27.2% at constant exchange rates. The division has been adversely affected by the general slowdown in manufacturing activity in the US and Europe, the substantial reduction in the North American oil and gas rig count, and supply chain de-stocking as companies focus on cash generation. Despite significant cost reduction measures, the division experienced a 38.1% reduction in adjusted operating profit or 47.5% at constant exchange rates.

Each of the businesses within the division has been focused on continued marketing investment, cost reduction and cash generation. The marketing investment has generated some strong commercial lead indicators which position the division well for when underlying demand recovers. Increased direct mail activity delivered a 38% increase in catalogue and sample requests, a 32% increase in new accounts opened, and the number of live accounts on a rolling twelve month basis rose by 11%.

In the face of a significant revenue decline, major cost reduction programmes have been implemented which have resulted in the divisional headcount falling by 23% to 705 since the end of June 2008. The headcount reductions have been implemented across all of the businesses and, excluding the benefit of raw material savings, the total cost base has been reduced by £4.7m compared with the prior period.

The division closed the manufacturing operation at the Skiffy, Amsterdam facility in January 2009 and the activity was transferred to the Moss, Kidlington facility without disruption.

The focus on cash generation delivered some positive results within the division which achieved a conversion ratio of adjusted operating profit into operating cash of 142%.

Coated and Security Products

Half Year ended 30 June	2009	2008	% change
Revenue	£46.0m	£44.4m	3.6%
Adjusted operating profit[1]	£7.7m	£5.6m	37.5%
Adjusted operating margin[1]	16.7%	12.6%	

[1] Before intangible amortisation and major restructuring costs

Coated and Security Products has performed well in the period. Revenue increased by 3.6% although it was down by 4.4% at constant exchange rates due to a reduction in revenue at the Enitor plastic extrusion business. Adjusted operating profit grew by 37.5% or 26.2% at constant exchange rates assisted by a positive mix and £0.7m of non-recurring profit detailed below.

Tear tape volume was down by 6% due primarily to de-stocking within the tobacco industry, but revenue finished ahead due to strong sales of promotional tapes. The results in the division were also assisted by a new project in the beverage market and a half year of sales of the Payne authentication system from a number of projects that commenced part way through the prior period.

The Payne Security business has been subject to counteracting influences. Volumes of UK passport laminates have been soft due to lower passport issuance but sales growth of security labels for roll-your-own applications in the tobacco market have been strong. Overall activity in Payne Security has been below the prior period and, as a result, the personal ID business based in Mold was transferred to the Payne Security Banbury facility in June.

FractureCode has benefited from a non-recurring payment of £0.7m following the mutually agreed termination of the sole licence agreement but no new licensees have been secured. The Company continues to vigorously defend challenges to its proprietary track and trace technology and further legal costs of £0.5m have been incurred in the period. As previously announced in March, the Company's former partner exercised a put option for a cash consideration of €3.1m.

The Enitor plastic extrusion business in Holland experienced soft demand as continental European economies have weakened but this was partly mitigated by improvements in production performance.

Filter Products

Half Year ended 30 June	2009	2008	% change
Revenue	£104.6m	£92.0m	13.7%
Adjusted operating profit[1]	£12.0m	£9.7m	23.7%
Adjusted operating margin[1]	11.5%	10.5%	

[1] Before intangible amortisation and major restructuring costs

The Filter Products division has performed well in the first half despite a reduction in total volume of 10.6% to 25.8 billion filter rods. Revenue increased by 13.7%, up 2.3% at constant exchange rates. Adjusted operating profit increased by 23.7%, up 8.1% at constant exchange rates.

Average selling prices increased in the period due to the successful pricing programme executed in the latter part of 2008 which fully recovered the raw material cost escalation which the division encountered. The combination of continued cost and productivity improvements, together with a modified pricing model for samples and small orders, generated the profit improvements despite the volume reduction.

The divisional productivity improvement programme again drove costs down with conversion costs falling from 32.7% to 31.2%, waste reductions from 3.0% to 2.7%, and a 3% reduction in unit energy consumption.

The division is making progress commercially with new filter products including low circumference "super slim" filters, and some Filtrona proprietary products delivering lower weight or unique performance characteristics.

The Jarrow restructuring programme, announced in April 2009, is progressing according to plan and, after completion of consultations, 89 employees left the business in July 2009 with the next phases of the restructuring due to take place in October this year and January 2010. Once complete, the headcount at Jarrow will have reduced by 233.

Sales volumes at the new Hungarian facility continue to grow and the business is expected to move into profitability in the second half of this year.

Porous Technologies

Half Year ended 30 June	**2009**	**2008**	**% change**
Revenue	£31.2m	£25.1m	24.3%
Adjusted operating profit[1]	£5.8m	£5.2m	11.5%
Adjusted operating margin[1]	18.6%	20.7%	

[1] *Before intangible amortisation and major restructuring costs*

The Porous Technologies division has experienced a mixed period with revenue up 24.3% but level at constant exchange rates and down 8.8% adjusting for Lendell. Adjusted operating profit increased by 11.5% but was down 10.8% at constant exchange rates.

The writing instrument reservoir and household product segments have been impacted by reductions in consumer demand and revenue in these product segments was down 20% and 42.5% respectively. Conversely, medical and printer system components continued to grow by 5.6% and 22.3% respectively. Printer system revenue was assisted by both increased volumes with existing accounts and the addition of an important new OEM account.

The Lendell integration has progressed smoothly and a number of commercial opportunities are being pursued including penetration of the European wound care business.

The second half of the year is expected to benefit from a new important medical product scheduled to launch in the fourth quarter, increased sales of Lendell speciality foam to a key customer, and a continuation of the recent strong volumes in the printer system market.

File No: 82-34882

Strategy and Outlook

The disposal of the North American Plastic Profile and Sheet business has released investment resources to enable the Company to continue pursuing its strategy of achieving profitable growth through organic development, and by acquisition in the higher margin, higher growth potential divisions.

Current business trends indicate that market conditions have stabilised, although it is anticipated that the balance of 2009 will remain challenging. However, the Company's strong market positions, robust cash generation and tight cost control give the Board confidence that the Company will continue to demonstrate resilience and is well positioned to resume growth as demand recovers.

Financial Review

Principal exchange rates

Principal exchange rates for Filtrona were:

			Average				Closing
	Six months ended 30 Jun 2009	Six months ended 30 Jun 2008	Year ended 31 Dec 2008		**Six months ended 30 Jun 2009**	Six months ended 30 Jun 2008	Year ended 31 Dec 2008
US$:£	**1.51**	1.98	1.85		**1.65**	1.99	1.44
€:£	**1.12**	1.30	1.26		**1.17**	1.26	1.03

Retranslating at 2009 first half average exchange rates increases the prior year revenue and operating profit by £29.5m and £5.5m respectively.

Revenue

On a continuing operations basis, revenue increased by 5.4% to £227.7m (2008: £216.1m). Translated at constant exchange rates, revenue decreased by 7.3%.

Operating profit

Operating profit before intangible amortisation and major restructuring costs ("adjusted operating profit") was level with the prior period at £29.6m (2008: £29.6m). Translated at constant exchange rates, adjusted operating profit decreased by 15.7%.

Operating profit was down 20.6% to £22.8m (2008: £28.7m).

Operating margin

The operating margin, before intangible amortisation and major restructuring costs ("adjusted operating margin") reduced to 13.0% (2008: 13.7%).

The adjusted operating margin in Protection and Finishing Products reduced to 16.9% (2008: 23.3%), impacted by a reduction in trading activity. Coated and Security Products increased its adjusted operating margin to 16.7% (2008: 12.6%) although, when normalised to eliminate the impact of the £0.7m non-recurring revenue and profit in FractureCode, the adjusted operating margin was 15.5%. Filter Products' adjusted operating margin remained broadly level at 11.5% (2008: 11.6%, after eliminating the impact of £1m of restructuring costs charged in the 2008 operating results). Porous Technologies' adjusted operating margin reduced to 18.6% (2008: 20.7%), impacted by a reduction in trading activity.

Net finance expense

The net finance expense increased to £4.3m (2008: £3.2m).

The net interest charge on net debt decreased to £3.4m (2008: £3.7m), primarily as a result of lower US dollar and euro interest rates.

The amortisation of bank fees as a result of the Company refinancing its bank facilities during the period was £0.4m (2008: £nil).

The IAS 19 (Revised) pension charge of £1.0m compared to a credit in the prior period of £0.1m. The net finance expense was reduced by £0.5m primarily as a result of the unwinding of the discount on the deferred consideration from the sale of Globalpack (2008: £0.4m).

Profit for the period

Profit before tax, intangible amortisation and major restructuring costs ("adjusted profit before tax") decreased by 4.2% to £25.3m (2008: £26.4m). Profit before tax decreased by 27.5% to £18.5m (2008: £25.5m).

Tax

The tax charge of £7.3m represents an effective tax rate of 39.5% (2008: 31.8%) on the profit before tax. This equates to a tax rate of 30.9% on profit before tax and major restructuring costs.

Earnings per share

Basic earnings per share from continuing operations was 5.0p, a decrease of 39.8% from 8.3p in 2008. Adjusted earnings per share was 8.1p (2008: 8.6p), adjusting for intangible amortisation of £1.7m (2008: £0.9m) and major restructuring costs of £5.1m (2008: £nil), less tax relief on the intangible amortisation.

Cash flow and borrowings

On 16 April 2009, Filtrona entered into arrangements with a syndicate of relationship banks to provide new debt facilities, comprising three year €84.7m and US$35.9m Term Loans and US$143.7m Revolving Credit Facilities (together "the Facilities"). The Facilities mature in April 2012 and replaced the previous facilities, which would have expired in November 2009 and May 2010.

Operating cash flow from the business ("adjusted operating profit before depreciation and share option expense less working capital movements less net capital expenditure") increased 48.3% to £30.7m (2008: £20.7m).

The net cash inflow from operating activities of continuing operations for the period was £25.6m (2008: £23.8m), an increase of 7.6%.

Gross capital expenditure of £5.5m was £6.4m lower than in the prior period.

Net debt as at 30 June 2009 was £118.9m. This represents a net debt/EBITDA ratio of 1.56 (based upon last 12 months EBITDA).

Discontinued operations

On 27 March 2009, Filtrona completed the disposal of Filtrona Extrusion, its North American Plastic Profile and Sheet business, to Saw Mill Capital Partners, L.P, for a total gross consideration of £59.2m. This included the loan note of £4.5m which was settled during the period. The disposal resulted in a loss before tax of £9.5m which, together with the results up to completion, has been recognised as a loss from discontinued operations in the income statement of £7.6m.

Board appointment

During the period and as previously announced, Terry Twigger was appointed to the Board of the Company as a Non-executive Director and Chairman of the Audit Committee with effect from 1 June 2009. Adrian Auer resigned from the Board as a Non-executive Director with effect from 1 June 2009.

Dividend

The Board has declared an interim dividend of 2.70p (2008: 2.70p) per share, which will be paid on 30 October 2009 to equity holders on the register on 2 October 2009 with an ex-dividend date of 30 September 2009.

Principal risks and uncertainties

The Directors consider that the principal risks and uncertainties affecting the business activities of the Company for the remaining six months of the 2009 financial year are those detailed in the analysis entitled 'Management of Principal Risks' set out on pages 32 and 33 of the Filtrona plc Annual Report 2008, a copy of which is available on the Company's website at www.filtrona.com. These include the impact of general economic conditions in the countries in which the Company operates, the availability of funding to enable the Company to meet its financial obligations as they fall due, the operational and currency risk associated with international operations, competitive pressures impacting on margins and the ability to complete and successfully integrate acquisitions. Set out above is a commentary on the prospects for Filtrona for the remaining six months of the financial year.

File No: 82-34882

Condensed consolidated income statement

	Note	Six months ended 30 Jun 2009 £m	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m
Revenue	2	**227.7**	216.1	431.7
Operating profit before intangible amortisation and major restructuring costs (2008: intangible amortisation and exceptional acquisition fees)		**29.6**	29.6	56.8
Intangible amortisation		**(1.7)**	(0.9)	(2.0)
Major restructuring costs (2008: exceptional acquisition fees)		**(5.1)**	-	(1.3)
Operating profit	2	**22.8**	28.7	53.5
Finance income		**4.8**	5.6	11.5
Finance expense		**(9.1)**	(8.8)	(18.3)
Profit before tax		**18.5**	25.5	46.7
Income tax expense		**(7.3)**	(8.1)	(15.3)
Profit from continuing operations		**11.2**	17.4	31.4
(Loss)/profit from discontinued operations	8	**(7.6)**	2.4	4.7
Profit for the period		**3.6**	19.8	36.1
Attributable to:				
Equity holders of Filtrona plc		**2.6**	19.3	35.0
Minority interests		**1.0**	0.5	1.1
Profit for the period		**3.6**	19.8	36.1
Earnings per share attributable to equity holders of Filtrona plc:				
Basic	3	**1.3p**	9.5p	17.1p
Diluted	3	**1.3p**	9.4p	17.0p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:				
Basic	3	**5.0p**	8.3p	14.8p
Diluted	3	**5.0p**	8.2p	14.7p

File No: 82-34882

Condensed consolidated statement of comprehensive income

	Six months ended 30 Jun 2009 £m	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m
Actuarial gains/(losses) on defined benefit pension schemes	**0.2**	(12.1)	(18.1)
Deferred tax (expense)/credit on actuarial gains/(losses) on defined benefit pension schemes	**(0.2)**	3.6	5.7
Effective portion of changes in fair value of cash flow hedges:			
Transfer of losses to net finance expense	**0.3**	0.1	-
Transfer of losses to net operating expense	**4.2**	-	-
Gains/(losses) to equity	**2.3**	-	(7.7)
Foreign exchange translation differences:			
Transferred to loss on disposal of discontinued operations	**(1.1)**	-	-
Attributable to equity holders of Filtrona plc:			
Arising on translation of foreign operations	**(24.7)**	8.1	54.9
Arising on effective net investment hedges	**5.2**	(4.6)	(30.9)
Income tax (expense)/income on effective net investment hedges	**(1.7)**	2.0	0.4
Attributable to minority interests	**(0.7)**	(0.1)	1.4
Income and expense recognised directly in equity	**(16.2)**	(3.0)	5.7
Profit for the period	**3.6**	19.8	36.1
Total comprehensive income and expense for the period	**(12.6)**	16.8	41.8
Attributable to:			
Equity holders of Filtrona plc	**(12.9)**	16.4	39.3
Minority interests	**0.3**	0.4	2.5
Total comprehensive income and expense	**(12.6)**	16.8	41.8

File No: 82-34882

Condensed consolidated balance sheet

	Note	**30 Jun 2009 £m**	Restated 30 Jun 2008 £m	Restated 31 Dec 2008 £m
Assets				
Property, plant and equipment	4	**158.5**	176.7	210.5
Intangible assets		**96.7**	89.4	132.2
Deferred tax assets		**0.5**	0.3	1.3
Other receivables		**4.9**	6.3	8.4
Total non-current assets		**260.6**	272.7	352.4
Inventories		**53.8**	60.2	78.5
Income tax receivable		**1.4**	0.4	5.9
Trade and other receivables		**70.8**	85.8	87.7
Derivative assets		**0.4**	0.7	5.3
Cash and cash equivalents	6	**30.1**	29.4	21.3
Total current assets		**156.5**	176.5	198.7
Total assets		**417.1**	449.2	551.1
Equity				
Issued capital		**54.8**	54.8	54.8
Capital redemption reserve		**0.1**	0.1	0.1
Other reserve		**(132.8)**	(132.8)	(132.8)
Cash flow hedging reserve		**(1.2)**	(0.2)	(8.0)
Translation reserve		**4.0**	7.4	26.3
Retained earnings		**210.2**	212.6	219.7
Attributable to equity holders of Filtrona plc		**135.1**	141.9	160.1
Minority interests		**6.7**	5.1	7.0
Total equity		**141.8**	147.0	167.1
Liabilities				
Interest bearing loans and borrowings	6	**148.5**	164.1	198.1
Derivative liabilities		**0.9**	-	2.7
Retirement benefit obligations	5	**30.5**	30.9	37.4
Income tax payable		**0.6**	0.8	0.6
Provisions		**5.5**	4.7	4.6
Deferred tax liabilities		**7.6**	10.3	13.8
Total non-current liabilities		**193.6**	210.8	257.2
Interest bearing loans and borrowings	6	**0.5**	0.8	5.3
Derivative liabilities		**2.2**	1.1	17.0
Income tax payable		**15.5**	9.2	15.2
Trade and other payables		**58.4**	77.8	86.3
Provisions		**5.1**	2.5	3.0
Total current liabilities		**81.7**	91.4	126.8
Total liabilities		**275.3**	302.2	384.0
Total equity and liabilities		**417.1**	449.2	551.1

File No: 82-34882

Condensed consolidated statement of changes in equity

Six months ended 30 June 2009

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total equity £m
At 1 January 2009	**54.8**	**0.1**	**(132.8)**	**(8.0)**	**26.3**	**219.7**	**7.0**	**167.1**
Total comprehensive income for the period				6.8	(22.3)	2.6	0.3	**(12.6)**
Acquisition of minority interests						(2.9)	-	**(2.9)**
Share option expense						1.2	-	**1.2**
Dividends paid						(10.4)	(0.6)	**(11.0)**
At 30 June 2009	**54.8**	**0.1**	**(132.8)**	**(1.2)**	**4.0**	**210.2**	**6.7**	**141.8**

Restated six months ended 30 June 2008

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total equity £m
At 1 January 2008	54.8	0.1	(132.8)	(0.3)	1.9	211.6	4.8	140.1
Prior period restatement						(0.2)	-	(0.2)
At 1 January 2008 as restated	54.8	0.1	(132.8)	(0.3)	1.9	211.4	4.8	139.9
Total comprehensive income for the period				0.1	5.5	10.8	0.4	16.8
Share option expense						0.8	-	0.8
Dividends paid						(10.4)	(0.1)	(10.5)
At 30 June 2008	54.8	0.1	(132.8)	(0.2)	7.4	212.6	5.1	147.0

Restated year ended 31 December 2008

	Issued capital £m	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total equity £m
At 1 January 2008	54.8	0.1	(132.8)	(0.3)	1.9	211.6	4.8	140.1
Prior period restatement						(0.2)	-	(0.2)
At 1 January 2008 as restated	54.8	0.1	(132.8)	(0.3)	1.9	211.4	4.8	139.9
Total comprehensive income for the year				(7.7)	24.4	22.6	2.5	41.8
Share option expense						1.6	-	1.6
Dividends paid						(15.9)	(0.3)	(16.2)
At 31 December 2008	54.8	0.1	(132.8)	(8.0)	26.3	219.7	7.0	167.1

Condensed consolidated statement of cash flows

	Note	Six months ended 30 Jun 2009 £m	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m
Operating activities				
Profit before tax from continuing operations		**18.5**	25.5	46.7
Adjustments for:				
Net finance expense		**4.3**	3.2	6.8
Major restructuring costs (2008: exceptional acquisition fees)		**5.1**	-	1.3
Intangible amortisation		**1.7**	0.9	2.0
Depreciation		**10.5**	9.1	18.9
Share option expense		**1.1**	0.7	1.4
Other items		**-**	(0.6)	-
Decrease/(increase) in inventories		**7.4**	(4.4)	(7.4)
Increase in trade and other receivables		**(0.6)**	(10.7)	(1.4)
(Decrease)/increase in trade and other payables		**(11.9)**	8.9	8.5
Major restructuring costs (2008: exceptional acquisition fees) paid		**(1.1)**	-	(1.3)
Additional pension contributions		**(3.8)**	(3.2)	(7.0)
Cash inflow from operating activities of continuing operations		**31.2**	29.4	68.5
Income tax paid in respect of continuing operations		**(5.6)**	(5.6)	(13.4)
Net cash inflow from operating activities of continuing operations		**25.6**	23.8	55.1
Net cash (outflow)/inflow from operating activities of discontinued operations		**(3.0)**	5.2	9.4
Net cash inflow from operating activities		**22.6**	29.0	64.5
Investing activities				
Interest received		**0.2**	0.6	0.9
Acquisition of property, plant and equipment		**(5.5)**	(11.9)	(20.6)
Proceeds from sale of property, plant and equipment		**0.1**	-	0.1
Acquisition of businesses net of cash acquired	7	**(2.9)**	-	(20.5)
Proceeds from sale of businesses	8	**56.5**	2.2	2.3
Income tax paid on sale of businesses		**(1.1)**	-	-
Net cash inflow/(outflow) from investing activities of continuing operations		**47.3**	(9.1)	(37.8)
Net cash outflow from investing activities of discontinued operations		**(0.2)**	(1.1)	(2.2)
Net cash inflow/(outflow) from investing activities		**47.1**	(10.2)	(40.0)
Financing activities				
Interest paid		**(2.8)**	(4.2)	(8.1)
Dividends paid to equity holders		**(10.4)**	(10.4)	(15.9)
Dividends paid to minority interests		**(0.6)**	(0.1)	(0.3)
Realised losses on hedges of net investments		**(2.0)**	(5.6)	(19.8)
(Repayments of)/proceeds from short-term loans		**(4.8)**	(0.2)	4.1
Repayment of long-term loans		**(199.6)**	-	-
Proceeds from long-term loans		**161.8**	6.3	5.6
Net cash outflow from financing activities of continuing operations		**(58.4)**	(14.2)	(34.4)
Net cash outflow from financing activities of discontinued operations		**-**	-	-
Net cash outflow from financing activities		**(58.4)**	(14.2)	(34.4)
Net increase/(decrease) in cash and cash equivalents		**11.3**	4.6	(9.9)
Net cash and cash equivalents at the beginning of the period		**21.3**	23.6	23.6
Net increase/(decrease) in cash and cash equivalents		**11.3**	4.6	(9.9)
Net effect of currency translation on cash and cash equivalents		**(2.5)**	1.2	7.6
Net cash and cash equivalents at the end of the period	6	**30.1**	29.4	21.3

Notes

1. Basis of preparation

The condensed set of financial statements has been prepared in accordance with the accounting policies set out in the 2008 Annual Report (except as stated below) which comply with International Financial Reporting Standards as adopted by the EU and also in accordance with IAS 34: *Interim Financial Reporting* as adopted by the EU and the Disclosure and Transparency Rules ('DTR') of the Financial Services Authority. The preparation of the condensed set of financial statements requires management to make estimates and assumptions that affect the reporting amounts of revenues, expenses, assets and liabilities at 30 June 2009. If in future such estimates and assumptions, which are based on management's best judgement at the date of the condensed set of financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The comparative figures for the financial year ended 31 December 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's Auditor and delivered to the Registrar of Companies. The report of the Auditor was (i) unqualified, (ii) did not include a reference to any matters to which the Auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The results for the period ended 30 June 2008 and the year ended 31 December 2008 have been restated on a continuing basis following the disposal of the North America Plastic Profile and Sheet business. The results have also been restated for the adoption of IFRS 8: *Operating segments* and the amendment to IAS 38: *Intangible Assets (catalogue costs)* ('IAS 38'). The retrospective application of the amendment to IAS 38 had the effect of increasing net operating expense by £0.5m in the period ended 30 June 2008 and £0.4m in the year ended 31 December 2008 and reducing income tax expense by £0.1m in both periods. The adoption of IAS 1(revised): *Presentation of financial statements* during the period resulted in some presentational changes to the condensed set of financial statements but did not impact upon the financial results or position of the Group.

For the purpose of the condensed set of financial statements 'Filtrona' or 'the Group' means Filtrona plc ('the Company') and its subsidiaries.

The Company operates in industries where there are no significant seasonal or cyclical variations in revenue.

In January 2009, the Company announced that it was undertaking a major restructuring programme during 2009 and 2010 to reduce its cost base. Due to its size and incidence the costs associated with this programme have been separately presented in the condensed consolidated income statement in order for the reader to obtain a proper understanding of the financial information.

Income tax expense is recognised based upon the best estimate of the weighted average income tax rate on profit before tax and major restructuring costs (2008:profit before tax and exceptional acquisition fees) expected for the full financial year of 31.0% (2008: 31.9%).

2. Segment analysis

In accordance with IFRS 8, Filtrona has determined its operating segments based upon the information reported to the Group Operating Committee. These segments are as follows:

Protection and Finishing Products provides product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products.

Coated and Security Products is a producer of high quality self-adhesive tear tape, a supplier of products and technologies for brand protection, document authentication, personal identification and track and trace and a manufacturer of proprietary and customised thermoplastic profiles.

Filter Products is an independent cigarette filter manufacturer supplying a wide range of filters from monoacetate to multi-segment speciality filters.

Porous Technologies manufactures custom fluid and vapour handling components used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices, advanced wound care, air fresheners and personal care.

Protection and Finishing Products, Coated and Security Products together with discontinued operations were previously reported as Plastic Technologies and Filter Products and Porous Technologies were previously reported as Fibre Technologies.

2. Segment analysis *(continued)*

	Revenue			Operating profit		
	Six months ended 30 Jun 2009 £m	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m	**Six months ended 30 Jun 2009 £m**	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m
Protection and Finishing Products	**49.1**	57.5	114.6	**8.3**	13.4	26.7
Coated and Security Products	**46.0**	44.4	86.1	**7.7**	5.6	10.0
Filter Products	**104.6**	92.0	187.5	**12.0**	9.7	19.8
Porous Technologies	**31.2**	25.1	49.7	**5.8**	5.2	9.0
Central Services[†]	**-**	-	-	**(4.2)**	(4.3)	(8.7)
Eliminations	**(3.2)**	(2.9)	(6.2)			
	227.7	216.1	431.7	**29.6**	29.6	56.8
Intangible amortisation				**(1.7)**	(0.9)	(2.0)
Major restructuring costs[#] (2008: exceptional acquisition fees)				**(5.1)**	-	(1.3)
Total continuing operations	**227.7**	**216.1**	**431.7**	**22.8**	**28.7**	**53.5**
Discontinued operations	**22.8**	48.8	95.2	**0.9**	4.1	7.8
Discontinued eliminations	**(0.1)**	(0.3)	(0.5)			
Total	**250.4**	264.6	526.4	**23.7**	32.8	61.3
Adjusted operating margin*				**13.0%**	13.7%	13.2%

† Central Services includes group finance, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the operating segments

Major restructuring costs in the six months ended 30 June 2009 comprised Protection and Finishing Products (£1.2m), Coated and Security Products (£0.4m) and Filter Products (£3.5m)

* Adjusted operating margin is defined as operating profit from continuing operations before intangible amortisation and major restructuring costs (2008: intangible amortisation and exceptional acquisition fees) divided by revenue from continuing operations

3. Earnings per share

	Six months ended 30 Jun 2009 £m	Restated six months ended 30 Jun 2008 £m	Restated year ended 31 Dec 2008 £m
Continuing operations			
Earnings attributable to equity holders of Filtrona plc	**10.2**	16.9	30.3
Adjustment*	**6.3**	0.6	2.6
Adjusted earnings	**16.5**	17.5	32.9
Discontinued operations			
(Loss)/earnings attributable to equity holders of Filtrona plc	**(7.6)**	2.4	4.7
Basic weighted average ordinary shares in issue (million)	**204.2**	204.1	204.1
Dilutive effect of employee share option plans (million)	**1.8**	1.8	1.3
Diluted weighted average ordinary shares (million)	**206.0**	205.9	205.4
Continuing operations			
Basic earnings per share	**5.0p**	8.3p	14.8p
Adjustment*	**3.1p**	0.3p	1.3p
Adjusted earnings per share	**8.1p**	8.6p	16.1p
Diluted basic earnings per share	**5.0p**	8.2p	14.7p
Diluted adjusted earnings per share	**8.1p**	8.5p	16.0p
Discontinued operations			
Basic (loss)/earnings per share	**(3.7)p**	1.2p	2.3p
Diluted basic (loss)/earnings per share	**(3.7)p**	1.2p	2.3p

* The adjustment relates to intangible amortisation and major restructuring costs (2008: intangible amortisation and exceptional acquisition fees) less tax relief on intangible amortisation

4. Property, plant and equipment

During the period Filtrona's continuing operations spent £5.5m (six months ended 30 Jun 2008: £11.9m; year ended 31 Dec 2008: £20.6m) on land and buildings, plant and machinery and fixtures, fittings and equipment.

Land and buildings, plant and machinery and fixtures, fittings and equipment with a net book value of £0.1m (six months ended 30 Jun 2008: £0.1m; year ended 31 Dec 2008: £0.2m) were disposed of for proceeds of £0.1m (six months ended 30 Jun 2008: £nil; year ended 31 Dec 2008: £0.1m).

5. Retirement benefit obligations

Movement in fair value of net liabilities during the period

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Movements			
Beginning of period	**(37.4)**	(22.3)	(22.3)
Service cost	**(1.4)**	(1.8)	(3.3)
Employer contributions	**5.2**	5.0	10.3
Actual return less expected return on scheme assets	**0.2**	(12.1)	(36.9)
Impact of changes in assumptions relating to the present value of scheme liabilities	**-**	-	18.8
Net finance (expense)/income	**(1.0)**	0.1	0.3
Curtailment	**1.8**	0.3	0.4
Currency translation	**2.1**	(0.1)	(4.7)
End of period	**(30.5)**	(30.9)	(37.4)

The principal defined benefit schemes were reviewed by independent qualified actuaries as at 30 June 2009. The assets of the schemes have been updated to the balance sheet date to take account of the investment returns achieved by the schemes and the level of contributions. The liabilities of the schemes at the balance sheet date have been updated to reflect the level of contributions. The principal assumptions used by the independent qualified actuaries were:

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Rate of increase in salaries	**3.50%**	4.15%	3.50%
Rate of increase in pensions	**2.80%**	3.20%	2.80%
Discount rate	**6.10%**	5.70%	6.10%
Inflation rate	**2.80%**	3.20%	2.80%
Expected return on scheme assets	**6.30%**	6.80%	6.30%

6. Analysis of net debt

	30 Jun 2009 £m	30 Jun 2008 £m	31 Dec 2008 £m
Cash at bank and in hand	**29.6**	27.2	20.0
Short-term deposits repayable on demand	**0.5**	2.2	1.3
Cash and cash equivalents	**30.1**	29.4	21.3
Debt due within one year	**(0.5)**	(0.8)	(5.3)
Debt due after one year:			
Prepaid loan facility fees	**3.9**	-	-
Loans and borrowings due after one year	**(152.4)**	(164.1)	(198.1)
Net debt	**(118.9)**	(135.5)	(182.1)

On 16 April 2009, Filtrona signed an agreement with a syndicate of relationship banks to provide new banking facilities until April 2012. This replaced the existing facilities which expired in November 2009 and May 2010.

The new facilities comprise three year €84.7m and US$35.9m Term Loans and US$143.7m Revolving Credit Facilities.

7. Acquisitions

On 2 March 2009, Filtrona received notification that ITO Technologies ApS ("ITO") wished to exercise its put option over 20 per cent. of the issued share capital of FractureCode Corporation ApS under a share purchase agreement dated 22 December 2005 between ITO, FIL International Limited, Filtrona and Jens Jacob Juul Rasmussen. The cash consideration was €3.1 million which has been recorded directly to equity as acquisition of minority interests.

8. Discontinued operations

On 27 March 2009, Filtrona completed the disposal of its North American Plastic Profile and Sheet business to Saw Mill Capital Partners, L.P. for a total gross consideration of £59.2m. The disposal resulted in a loss before tax of £9.5m which has been recognised as discontinued operations in the income statement.

The results for Filtrona Extrusion are presented below:

	Six months ended 30 Jun 2009 £m	Six months ended 30 Jun 2008 £m	Year ended 31 Dec 2008 £m
Revenue	**22.8**	48.8	95.2
Operating profit	**0.9**	4.1	7.8
Finance income	**-**	-	-
Finance expense	**-**	-	-
Profit before tax from discontinued operations	**0.9**	4.1	7.8
Loss on disposal of discontinued operations	**(9.5)**	-	-
Income tax credit/(expense)	**1.0**	(1.7)	(3.1)
(Loss)/profit for the period attributable to equity holders of Filtrona plc	**(7.6)**	2.4	4.7
(Loss)/earnings per share attributable to equity holders of Filtrona plc:			
Basic	**(3.7)p**	1.2p	2.3p
Diluted	**(3.7)p**	1.2p	2.3p

Income tax (credit)/expense is analysed as follows:

	Six months ended 30 Jun 2009 £m	Six months ended 30 Jun 2008 £m	Year ended 31 Dec 2008 £m
On profit on ordinary activities	**0.6**	1.7	3.1
On the loss on disposal	**(1.6)**	-	-
	(1.0)	1.7	3.1

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	31.6
Intangible assets	20.9
Inventories	11.8
Trade and other receivables	11.2
Income tax payable	(0.2)
Trade and other payables	(10.6)
Net assets disposed of other than cash and cash equivalents	64.7

8. Discontinued operations *(continued)*

	£m
Loss on disposal of discontinued operations	
Initial cash consideration	54.2
Loan note settled in the period	4.5
Disposal expenses settled in cash during the period	(4.5)
Cash and short-term deposits in Filtrona Extrusion on disposal	(0.3)
Net cash inflow in respect of disposal of Filtrona Extrusion	**53.9**
Deferred consideration	0.5
Net assets disposed	(64.7)
Cumulative exchange gains deferred in equity	1.1
Accrued disposal expenses	(1.0)
Warranty provisions	(1.1)
Pension curtailment	1.8
Loss on disposal of discontinued operations	**(9.5)**

In June 2009, Filtrona received £2.6m from the Itavema Group which represented the second instalment due in relation to the deferred consideration for the disposal on 29 June 2007 of Globalpack, its Brazilian consumer packaging business.

9. Dividends

			Per share			**Total**
	Six months ended 30 Jun 2009 p	Six months ended 30 Jun 2008 p	Year ended 31 Dec 2008 p	**Six months ended 30 Jun 2009 £m**	Six months ended 30 Jun 2008 £m	Year ended 31 Dec 2008 £m
2008 interim:						
paid 24 October 2008		2.70	2.70		5.5	5.5
2008 final:						
paid 8 May 2009			5.08			10.4
Proposed 2009 interim:						
payable 30 October 2009	**2.70**			**5.5**		
	2.70	2.70	7.78	**5.5**	5.5	15.9

The proposed interim dividend for 2009 of 2.70p per 25p ordinary share will be paid on 30 October 2009 to equity holders on the share register on 2 October 2009.

10. Related party transactions

Other than the acquisition of the minority interest in FractureCode disclosed in note 7, there were no significant related party transactions during the period and there have been no changes to the nature of related parties since the last Annual Report.

11. Exchange rates

The principal exchange rates for Filtrona were:

			Average			**Closing**
	Six months ended 30 Jun 2009	Six months ended 30 Jun 2008	Year ended 31 Dec 2008	**Six months ended 30 Jun 2009**	Six months ended 30 Jun 2008	Year ended 31 Dec 2008
US$:£	**1.51**	1.98	1.85	**1.65**	1.99	1.44
€:£	**1.12**	1.30	1.26	**1.17**	1.26	1.03

File No: 82-34882

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;

(b) the half year financial report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c) the half year financial report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board,

Mark Harper
Chief Executive

Steve Crummett
Group Finance Director

27 August 2009

Independent review report to Filtrona plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half year financial report for the six months ended 30 June 2009 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report in accordance with the DTR of the UK FSA. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half year financial report has been prepared in accordance with IAS 34: *Interim Financial Reporting* as adopted by the EU.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

File No: 82-34882

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Richard Broadbelt
for and on behalf of KPMG Audit Plc
Chartered Accountants
27 August 2009

8 Salisbury Square
London EC4Y 8BB